                                                                Exhibit (a)(10)

               FORM OF REMINDER E-MAIL TO 724 SOLUTIONS EMPLOYEES

February 5, 2002

Re:  Reminder Message regarding Offer to Exchange Options



     We are writing to remind you that the Company's offer to exchange certain outstanding options for new options (as described in the Company's Offer to Exchange dated January 24, 2002 which has been previously provided to you) is scheduled to expire at 11:59 p.m., eastern standard time, on February 21, 2002.

     Although 724 Solutions makes no recommendation as to whether you should participate in the Offer to Exchange or tender any options, we want to remind you that if you wish to tender your eligible options for
exchange, you must  complete  and  sign  the   Acceptance   Letter  in
accordance   with  its instructions, and fax, mail or otherwise deliver it to us by 11:59 p.m., Eastern Standard Time, on February 21, 2002. Once again, we encourage you to carefully read the Offer to Exchange and the related documents that we have provided to you before making any decision to participate. If you do not wish to tender any options, you need not take any action.

     Please also note that we have been asked by the US Securities and Exchange Commission to provide you with the following ratios, to be read in conjunction with section 9 of the Offer document already provided to you:


                                                         NINE MONTHS ENDED
                                                            SEPTEMBER 30             YEAR ENDED DECEMBER 31
                                                       -----------------------  ---------------------------------
                                                              2001       2000         2001       2000       1999

  BOOK VALUE PER SHARE (SEE NOTE1)                      $2.49            $7.24        $1.87      $6.71      $2.11

  DOLLAR AMOUNT OF DEFICIENCY IN EARNINGS TO COVER
  FIXED CHARGES ($000'S) (SEE NOTE 2)                   $507,322         $41,800      $552,613   $64,211    $13,831


          Note 1: "Book value per Share" is computed by dividing total common shareholders' equity by the actual common shares outstanding as of the date indicated."

          Note 2: "Deficiency in earnings to cover fixed charges" is the difference between our net less for the period (as adjusted for equity in the loss of affiliate and fixed charges) and such fixed charges. Fixed charges include interest payments and the estimated interest component of rent expenses for our facilities and equipment.

     Please direct any questions about the offer or requests for assistance to Calvin Barrett at 416-226-2900 Ext. 5149.